Michael A. Conza

Direct Phone: 617.951.8459

Direct Fax:     617.345.5071

mike.conza@bingham.com

July 13, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	KAYAK Software Corporation

Amendment No. 13 to Registration Statement on Form S-1

File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, KAYAK Software Corporation, a Delaware corporation (the “Company”), below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated July 11, 2012 (the “Comment Letter”) as they relate to the Company’s Amendment No. 12 to Registration Statement on Form S-1, File No. 333-170640 (as amended, the “Registration Statement”).

For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 51

1.	We note your disclosure on page 59 regarding the valuation you performed in late March 2012. It is unclear how this valuation factored into your determination of the fair value of your common stock in April 2012. Please revise your disclosure to clarify how this valuation was considered in determining the fair value of your common stock in April 2012.

We note the Staff’s comment and respectfully submit that pursuant to discussions with the Staff on July 13, 2012, the Company will include the requested disclosure in its 424(b) prospectus that it expects to file with the Commission on or around July 19, 2012. We note the disclosure to be included in the section Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Common Stock Valuations is as follows:

July 13, 2012

“In April 2012, we began preparing for the launch of our IPO. As a result of continuing discussions, our board of directors evaluated our March 2012 valuation discussed above, current market conditions and preliminary estimates of an IPO offering price. To arrive at the preliminary estimates of an IPO offering price, our advisors primarily focused on current market conditions and the value of comparable companies. This differs from our March 2012 valuation, in that our advisors reviewed a different set of comparable companies and in addition focused their analysis on a smaller subset of comparable companies that are more closely related to our business. In determining the fair market value of our common stock in April 2012, our board of directors considered all relevant information, including our March 2012 valuation and the preliminary estimates of an IPO offering price provided by our advisors. During this evaluation, our board of directors gave more weight to the approach used by our advisors because they believed it more accurately reflected the price at which our stock would be priced upon an IPO, and therefore selected $25.50 as the fair value as of April 10, 2012. Accordingly, options granted on April 10, 2012 were granted with an exercise price of $25.50.”

2.	Please also revise your disclosure to explain the difference between the fair value of the underlying stock as of the most recent valuation date, May 3, 2012, and the midpoint of your IPO offering range.

We note the Staff’s comment and respectfully submit that pursuant to discussions with the Staff on July 13, 2012, the Company will include the requested disclosure in its 424(b) prospectus that it expects to file with the Commission on or around July 19, 2012. We note the disclosure to be included in the section Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Common Stock Valuations is as follows:

“In early May 2012, our board of directors discussed two potential price ranges for common stock in our anticipated IPO in light of market conditions prevailing at that time, and selected $26.50 as the fair value as of May 3, 2012. This price was selected primarily due to increases in the market value of comparable companies. Accordingly, options granted on this date had an exercise price of $26.50.

July 13, 2012

In July 2012, our board of directors again evaluated revised estimated price ranges prepared by our advisors in light of market conditions prevailing at that time to establish the price range set forth on the cover of the preliminary prospectus issued July 9, 2012. This revised price range, the midpoint of which was $23.50, resulted largely from market conditions prevailing as of the date of such preliminary prospectus, the decrease in valuation of comparable companies and the performance of recently completed public offerings.”

3.	As previously requested in prior comment 37 of our letter dated December 15, 2010, please revise your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

We note the Staff’s comment and respectfully submit that pursuant to discussions with the Staff on July 13, 2012, the Company will include the requested disclosure in its 424(b) prospectus that it expects to file with the Commission on or around July 19, 2012. We note the disclosure to be included in the section Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Common Stock Valuations is as follows:

“Based upon our initial public offering price of $[            ] per share, the aggregate intrinsic value of outstanding options to purchase shares of our common stock as of March 31, 2012 would have been $[            ] million, of which $[            ] million related to vested options and $[            ] million to unvested options.”

July 13, 2012

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

Michael A. Conza

cc:	David Edgar, U.S. Securities and Exchange Commission
Patrick Gilmore, U.S. Securities and Exchange Commission
Daniel Stephen Hafner, KAYAK Software Corporation
Karen Ruzic Klein, KAYAK Software Corporation
Melissa W. Reiter, KAYAK Software Corporation
David W. Mason, KAYAK Software Corporation
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Elizabeth E. Larcano, Bingham McCutchen LLP